UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTION, D.C. 20549


SCHEDULE 13G

Under the Securities and Exchange Act of 1934
(Amendment No. 0)



CPI Corp
(Name of Issuer)



Common Stock
(Title of Class of Securities)



125902106
(CUSIP Number)


February 27, 2006
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


	[ X ]	Rule 13d-1(b)



	[    ]	Rule 13d-1(c)



	[    ]	Rule 13d-1(d)


 The remainder of this cover page shall be filled out for a reporting persons initial filingon this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).




CUSIP No. 125902106




  1. Names of Reporting Persons.

  I.R.S. Identification Nos. of above persons (entities only).



	Foyston, Gordon and Payne INC.



  2. Check the Appropriate Box if a Member of a Group (See Instructions)


	(a)	[      ]

  	(b)	[  X  ]



  3.





		 SEC Use Only






  4. Citizenship or Place of Organization


	1 Adelaide Street East, Suite 2600
	Toronto, Ontario
	M5C 2v9


Number of

Shares

Beneficially

Owned by

Each

Reporting

Person

With




  5. Sole Voting Power



	0



  6. Shared Voting Power



	0



  7. Sole Dispositive Power



	0



  8. Shared Dispositive Power



	0



  9. Aggregate Amount Beneficially Owned by Each Reporting Person



	0



10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)



	N/A



11. Percent of Class Represented by Amount in Row (9)



	N/A



12. Type of Reporting Person (See Instructions)



	IA



Item 1.


  	  	(a) Name of Issuer



			CPI CORP



  	(b) Address of Issuers Principal Executive Offices



	 	1706 Washington Avenue
		St Louis, MO	63103
		United States



Item 2.


	(a) Name of Person Filing



		Foyston, Gordon & Payne Inc



  	(b) Address of Principal Business Office or, if none, Residence


		1 Adelaide Street East, Suite 2600
		Toronto, Ontario
		M5C 2v9



	(c)  Citizenship



		Canadian



  	(d) Title of Class of Securities



		Common Stock



	(e) CUSIP Number



		125902106



Item 3.   	If this statement is filed pursuant to section 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:


(a) 		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) 		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) 		Insurance company as defined in section 3(a)(19) of the
		Act (15 U.S.C. 78c).

(d) 		Investment company registered under section 8 of the Investment
		Company Act of 1940 (15 U.S.C 80a-8).

(e) 	X	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f) 		An employee benefit plan or endowment fund in accordance with
		section 240.13d-1(b)(1)(ii)(F);

(g) 		A parent holding company or control person in accordance with
		section 240.13d-1(b)(1)(ii)(G);

(h) 		A savings associations as defined in Section 3(b) of the Federal Deposit
		Insurance Act (12 U.S.C. 1813);

(i) 		A church plan that is excluded from the definition of an investment
		company under section 3(c)(14) of the Investment Company Act of
		1940 (15 U.S.C. 80a-3);

(j) 		Group, in accordance with section 240.13d-1(b)(1)(ii)(J).




Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  	(a) Amount beneficially owned:



		0



  	(b) Percent of class:



		0 %



  	(c) Number of shares as to which the person has:


  		(i) Sole power to vote or to direct the vote:



			0



  	  	(ii) Shared power to vote or to direct the vote:



			0



  	  	(iii) Sole power to dispose or to direct the disposition of:



			0



  	  	(iv) Shared power to dispose or to direct the disposition of:



			0




Item 5. Ownership of Five Percent or Less of a Class



	If this statement is being filed to report the fact that as of the date
	hereof the reporting person 	has ceased to be the beneficial owner
	of more than five percent of the class of securities, check the following [ X ].



Item 6. Ownership of More than Five Percent on Behalf of Another Person.



	0



Item 7. Identification and Classification of the Subsidiary Which Acquired the
           Security Being Reported on By the Parent Holding Company or Control Person.



  	N/A



Item 8. Identification and Classification of Members of the Group



  	N/A



Item 9. Notice of Dissolution of Group


	Exhibit 1:


	Sell 	02/10/2006 	419369	Shares	$ 19.50
	Sell	02/13/2006	  36055	Shares	$ 19.50
	Sell 	02/14/2006	  30578	Shares	$ 19.50
	Sell	02/22/2006	  11245	Shares 	$ 17.90
	Sell	02/23/2006	    2700	Shares	$ 17.7385
	Sell	02/27/2006	      946	Shares	$ 17.6204





Item 10. Certification



	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE


	Mark Thompson



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	April 12, 2006

	Mark Thompson

	Mark Thompson/ Vice President Finance and Administration